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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guzman & Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Aragon Avenue

(No. and Street)

Coral Gables	FL	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexis G. Miller 305-374-3600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC

(Name – *if individual, state last, first, middle name*)

145 Brickell Avenue, 18th floor	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alexis G. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guzman & Company, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MARIA TERESA ANGEL
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG061859
Expires 1/11/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUZMAN & COMPANY

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Guzman & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Guzman & Company as of December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Guzman & Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on the entity's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Guzman & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 2 to the financial statements, effective January 1, 2019, the Company adopted Accounting Standards Codification 842, Leases ("ASC 842"). The adoption of ASC 842 required the Company, to record Right of Use of assets and the related lease obligations amounting to $172,717 during 2019. Our opinion is not modified with respect to this matter.

Morrison, Brown, Argiz & Farra

We have served as Guzman & Company's auditor since 1987.

Miami, Florida
February 26, 2020

GUZMAN & COMPANY

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$3,185,950
Cash segregated under regulatory requirements (Note 4)	60,318
Deposits with clearing organizations	500,000
Receivable from clearing organizations (Note 5)	366,189
Other receivables	158,957
Due from related parties (Note 3)	60,458
Securities owned, at fair value (Note 6)	609,426
Prepaid expenses and deposits	108,679
Furniture, equipment and leasehold improvements, net (Note 10)	25,332
Right of use asset - Operating, net (Note 11)	119,836
Right of use assets - Finance, net (Note 11)	112,446
TOTAL ASSETS	$5,307,591
LIABILITIES AND STOCKHOLDER'S EQUITY	
Securities sold, not yet purchased, at fair value (Note 6)	$ 618,968
Accounts payable and accrued expenses	237,829
Lease obligation - Operating (Note 11)	119,914
Lease obligations - Finance (Note 11)	113,560
	1,090,271
SUBORDINATED BORROWINGS (NOTE 9)	3,000,000
COMMITMENTS AND CONTINGENCIES (NOTE 12)	
STOCKHOLDER'S EQUITY	
Common stock, par value $1.00 per share; 7,500 shares authorized; 2,000 shares issued and outstanding	$ 2,000
Additional paid-in capital	400,645
Retained earnings	814,675
	1,217,320
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$5,307,591

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

1. ORGANIZATION

Guzman & Company (the "Company") is a Florida corporation registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange, the Nasdaq Stock Market, Inc. and the National Futures Association. The Company is a wholly owned subsidiary of Guzman, Inc.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and participation in underwriting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Securities Owned and Sold, but not yet Purchased, at Fair Value

Securities owned and sold, but not yet purchased, are valued at fair value. Unrealized appreciation or depreciation is reflected in income currently.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of these assets is computed over their estimated useful lives, 3 to 5 years, using the straight-line method. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter.

Leases

Effective January 1, 2019, the Company adopted Accounting Standards Codification 842, Leases ("ASC 842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances.

The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

- The Company can acquire the leased asset at the end of the lease term for a below-market price.
- The ownership of the leased asset is transferred to the Company at the end of the lease period.
- The duration of the lease encompasses at least 75% of the useful life of the leased assets.
- The present value of the minimum lease payments under the lease represent at least 90% of the fair value of the leased asset.

The Company is the lessee in a lease contract when they obtain the right to control the asset. Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses the Daily Treasury Yield Curve Rate from the U.S. Department of the Treasury over the period of the lease based on the information available at the commencement date in determining the present value of future payments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (Continued)

Leases with a lease term of 12 months or less at inception are not recorded on the Company's balance sheets and are expensed on a straight-line basis over the lease term.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2019 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

3. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with Guzman Energy LLC ("Energy") in August 2015. Energy is related to the Company by virtue of common ownership. The Company agreed to provide for certain employee compensation, benefits, and other administrative services in exchange for a monthly fee to be paid by Energy to the Company. The agreement remains in effect for one year with the option to renew in successive one year periods. The agreement can also be cancelled by either party with a 5 day notice of cancellation. As of December 31, 2019, the Company had $0 due from Energy.

As of December 31, 2019, the Company had $3,338 due from its affiliate Guzman Investment Strategies related to corporate filings, $32,520 due from its affiliate Guzman Global and $24,600 due from its parent company Guzman, Inc.

4. CASH SEGREGATED UNDER REGULATORY REQUIREMENTS

Cash of $60,318 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from clearing organizations at December 31, 2019 were $366,189. Payables to broker-dealers and clearing organizations at December 31, 2019 were $0. The Company clears its proprietary and customer transactions on a fully disclosed basis through Merrill Lynch Broadcort. Pursuant to a clearing agreement, the Company is required to maintain a certain minimum capital with the clearing organization, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. As of December 31, 2019, the aggregate required minimum level of capital under the clearing agreement was $500,000. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers.

6. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Financial Accounting Standards Board ("FASB") ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments. The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant.

Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate stocks and options. Corporate stocks and options are valued based on quoted market prices. Corporate stocks that trade in active markets are classified within Level 1.

Items Measured at Fair Value on a Recurring Basis

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2019, for each fair value hierarchy level.

6. FAIR VALUE MEASUREMENTS (CONTINUED)

Items Measured at Fair Value on a Non-Recurring Basis

The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2019.

	December 31, 2019			
	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned:				
Corporate stocks and options	$ 609,426	$ -	$ -	$ 609,426
Total	$ 609,426	$ -	$ -	$ 609,426

	December 31, 2019			
	Level 1	Level 2	Level 3	Total
LIABILITIES				
Securities sold, not yet purchased:				
Corporate stocks and options	$ 618,968	$ -	$ -	$ 618,968
Total	$ 618,968	$ -	$ -	$ 618,968

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of governmental, institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2019, the Company's "Net Capital" was $3,902,061 which was $3,652,061 in excess of the "Required Net Capital" of $250,000. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.

9. SUBORDINATED BORROWINGS

As of December 31, 2019, the Company has two subordinated loan agreements with its majority stockholder which total $3,000,000, bear interest at 5% per year and mature on June 14, 2020. The loan agreements renews automatically at the maturity date for an additional one year term.

The subordinated borrowings are covered by agreements approved by FINRA and are thus allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (NOTE 8).

10. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, net, are summarized as follows:

Furniture and Equipment	$	347,819
Leasehold Improvements		216,187
		564,006
Less accumulated depreciation		(538,674)
	$	25,332

11. LEASES

Operating Leases

The Company subleases office space through an operating lease that expires in 2021.

Operating lease assets and liabilities as of December 31, 2019 are as follows:

Operating lease ROU assets, net	$	119,836
Operating lease liabilities	$	119,114

Estimated future minimum operating lease payments, exclusive of taxes and other charges are as follows:

For the years ended December 31,		
2020	$	60,150
2021		61,800
Total future minimum lease payments	$	121,950
Less: amount representing interest		2,836
Present value of minimum lease payments	$	119,114

11. LEASES (CONTINUED)

Operating Leases (Continued)

Total operating lease costs were approximately $4,911 for the year ended December 31, 2019. Operating lease ROU assets obtained in exchange for operating lease obligations were approximately $124,747 for the year ended December 31, 2019.

Information associated with the measurement of the remaining operating lease obligations as of December 31, 2019 is as follows:

Weighted-average remaining lease term in years 2.00

Weighted-average discount rate 1.61%

Finance Leases

The Company leases certain furniture and equipment, under separate non-cancelable finance leases, with interest rates ranging between approximately 3% and 6%, expiring at various dates through 2023.

Finance lease assets and liabilities as of December 31, 2019 are as follows:

Finance lease ROU assets, net	$	112,446
Finance lease liabilities	$	113,560

Estimated future minimum finance lease payments, exclusive of taxes and other charges are as follows:

For the years ended December 31,		
2020	$	49,652
2021		49,551
2022		21,091
2023		675
Total future minimum lease payments	$	120,969
Less: amount representing interest		7,409
Present value of minimum lease payments	$	113,560

Finance lease ROU assets obtained in exchange for finance lease obligations were approximately $47,970 for the year ended December 31, 2019. Information associated with the measurement of the remaining operating lease obligations as of December 31, 2019 is as follows:

Weighted-average remaining lease term in years 2.50

Weighted-average discount rate 4.59%

12. COMMITMENTS AND CONTINGENCIES

Litigation

Certain claims, lawsuits and complaints arising in the ordinary course of business may have been filed or are pending against the Company. In the opinion of management, all such matters are adequately covered by insurance, or if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on the financial position or results of operations of the Company, if disposed of unfavorably.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2020, which is the date the financial statements were available to be issued.